UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Workflow Management Inc. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
98137N1090 (CUSIP Number)
Dana Cohen RUTABAGA CAPITAL MANAGEMENT 64 BROAD ST BOSTON, MA 02109 617-204-1160 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98137N1090

1.	Names of Reporting Persons. Rutabaga Capital Management I.R.S. Identification No. 04-3451870

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 711,800

	8.	Shared Voting Power 980,344

	9.	Sole Dispositive Power 1,692,144

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,144

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person IA
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Item 1. Security and Issuer Workflow Management Inc. Common Stock 240 Royal Palm Highway Suite C-405 Palm Beach, FL 33480

Item 2. Identity and Background.

(a)	Name: Rutabaga Capital Management

(b)	Residence or business address: 64 Broad Street Boston, MA 02109

(c)	Present Principal Occupation or Employment: Investment Advisor

(d)	Criminal Conviction: NA

(e)	Court or Administrative Proceedings: NA

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: NA

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

NA
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
NA
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
NA
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
NA
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
NA
(e) Any material change in the present capitalization or dividend policy of the issuer;
NA
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

NA
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
NA
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

NA
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
NA
(j) Any action similar to any of those enumerated above.
NA

Item 5. Interest in Securities of the Issuer.

(a)	1,692,144 12.6%

(b)	Sole voting and dispositive - 711,800 Shared Voting and sole dispositive - 980,344

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
2/3/04 2/10/04 2/11/04 2/13/04 2/3/04 2/3/04 2/3/04 2/3/04 2/3/04 2/3/04 2/3/04 2/3/04 2/3/04 2/3/04 2/3/04 2/3/04 2/3/04 2/11/04 2/11/04 2/13/04 3/18/04 3/19/04 3/22/04	BUY BUY BUY BUY SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD SOLD	4.78 4.78 4.78 4.78 4.76 4.76 4.76 4.76 4.76 4.76 4.76 4.76 4.76 4.76 4.76 4.76 4.76 4.81 4.81 4.85 4.80 4.79 4.78

(d)	NA

(e)	NA

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Rutabaga Capital Management entered into a voting agreement and irrevocable proxy with WF Holdings, Inc. whereby Rutabaga agreed to vote their shares in favor of the acquisition agreement between WF and Workflow in exchange for WF's increasing the consideration offered for Workflow to $5.56 per share cash.

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Item 7. Material to be Filed as Exhibits.

         WF Holdings, Inc.
         c/o Perseus, L.L.C.
         2099 Pennsylvania Avenue, NW
         Washington, D.C. 20006

         April 8, 2004

         Rutabaga Capital Management
         64 Broad Street, 3rd Floor
         Boston, MA 02109
         Attn: Dennis J. Scannell

         Re: Voting Agreement and Irrevocable Proxy

         Dear Dennis:

         Reference is made to the Merger Agreement, dated as of January 30, 2004, as amended (the “Merger Agreement), by and among Workflow Management, Inc. (“Workflow”), WF Holdings, Inc. (“WF”) and WFM Acquisition Sub, Inc., providing for the acquisition of Workflow by WF (the “Merger”).

         This letter will confirm our agreement that, because WF has agreed to increase the cash price per share payable to stockholders of Workflow in the proposed Merger to $5.56 per share, Rutabaga Capital Management (“Rutabaga”) agrees, on the terms and conditions set forth in this letter agreement, to vote the Owned Shares (as defined below) in favor of the Merger. More specifically, Rutabaga represents and agrees to the following:

         1. Rutabaga on the date hereof has, and as of February 23, 2004 had, directly or indirectly, sole voting authority with respect to approximately 711,800 shares of Workflow common stock. Shares of Workflow common stock in which Rutabaga, directly or indirectly, has sole voting authority over, from time to time, are referred to herein as “Owned Shares”.

         2. Rutabaga on the date hereof has, and as of February 23, 2004 had, investment and dispositive authority over approximately 980,000 shares of Workflow common stock (the “Advised Shares”). With respect to these shares, Rutabaga advises clients on how to vote the shares, but does not have sole or shared voting authority over the Advised Shares.

         3. Rutabaga agrees to vote, or cause to be voted, the Owned Shares in favor of the Merger Agreement to reflect the $5.56 share price. Rutabaga agrees to recommend to its clients that they vote the Advised Shares in favor of the Merger Agreement and to use commercially reasonable efforts to cause the Advised Shares to be so voted.

         4. Rutabaga shall remain free to sell, transfer or otherwise dispose of the Owned Shares and the Advised Shares at any time, provided that it does not sell, transfer or otherwise dispose of its right to vote the Owned Shares in favor of the Merger Agreement.

         5. WF has relied on the agreements of Rutabaga contained herein in determining to increase the merger consideration. Accordingly, Rutabaga hereby grants to WF a proxy coupled with an interest, to vote, or cause to be voted, Rutabaga’s Owned Shares in favor of the Merger Agreement in accordance with the terms of this agreement. Notwithstanding the foregoing, the proxy granted hereunder shall automatically terminate with respect to any Owned Shares to the extent Rutabaga’s voting power (or power to grant a proxy) with respect to such Owned Shares is terminated.

         6. Except as otherwise provided herein, this letter agreement, and the proxy coupled with an interest granted hereunder, shall automatically terminate upon the earlier to occur of (i) the effective time of the Merger; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the announcement of an alternative transaction (by way of merger, consolidation, reorganization, recapitalization or refinancing) with respect to Workflow which Rutabaga determines, in good faith, it must support in order to comply with its fiduciary duties to its clients; and (iv) April 30, 2004.

         7. Notwithstanding anything to the contrary herein, Rutabaga is signing this letter agreement solely in its capacity as a beneficial owner of shares of Workflow common stock (as determined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended), acting as discretionary manager on behalf of its clients, and nothing herein shall be construed to prohibit, prevent or preclude Rutabaga from taking or not taking any action which would violate, or be reasonably be construed to violate, Rutabaga’s fiduciary duties as determined in good faith by Rutabaga.

         [Remainder of Page Intentionally Left Blank]

         Please acknowledge Rutabaga’s agreement to be bound by the terms of this letter agreement by countersigning below and faxing a copy of this letter to my attention at (202) 463-6215. Thank you.

         Very truly yours,

          WF HOLDINGS, INC.

          By:_________________________
          Charles C. Moore

         Agreed:

         RUTABAGA CAPITAL MANAGEMENT

         By: _______________________________
         Name: Dennis J. Scannell

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2004
Dana Cohen
By:	/s/ Dana Cohen Dana Cohen
Title:	Principal

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